SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 6, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 06, 2006

TAM inaugurates mock-ups in Latin America’s largest training center

Mock-ups are simulators that reproduce the environment of an aircraft

São Paulo, April 6, 2006 – TAM (Bovespa: TAMM4 and NYSE: TAM), Brazil’s largest airline company, inaugurated this week the new training mockups in the Commander Rolim Adolfo Amaro Services Academy, in São Paulo. With a US$ 2 million investment in equipment and facilities, the new simulators reproduce the environment of an aircraft and will be aimed at training flight attendants and pilots. With the conclusion of one more stage, the Commander Rolim Amaro Academy has become Latin America’s largest and most modern aviation training center.

Mock-ups were installed in a 1.2 thousand m² area. In addition to an aircraft replica and a training room of the service and on board assistance, for professional qualification and recycling courses, there is also a swimming pool for seamanship classes. This course will be one of the differences offered by the company, once it is not mandatory by the regulating bodies in periodical recycling courses.

The center will have a training capacity of at least 100 professionals (pilots and flight attendants) per day. The average is that each flight attendant of TAM takes a recycling course per year, with duration of 15 days. The qualification training courses last 30 days and are taught full time in the Services Academy. The company currently has 3.5 thousand employees among pilots and flight attendants (in total 9.669 thousand).

With the enlargement of the Academy and the installation of mock-ups, TAM may systematically offer courses to other airline companies. Since last year, it has been increasingly offering training courses to pilots, mechanics, flight dispatchers and flight attendants of foreign companies, mainly Canadian, Latin America, Brazilian regional ones and air taxi companies.

“TAM’s philosophy, based on the ‘spirit of serving’ is to provide passengers with the highest service quality standard. That is why we invest in training and updating of our professionals”, says Ruy Amparo, operational-technical vice president.

Infrastructure and Quality – The Commander Rolim Adolfo Amaro Services Academy was inaugurated at the end of 2001 in a total area of 12 thousand square meters. With a capacity to serve 750 students per day, the Academy provides 87 different qualification courses, technical courses in maintenance and training for pilots, flight attendants and client assistance and administrative employees. Among them, the check-in, dispatch, reservation, ticket issuance and cargo courses.

TAM’s goal is to ensure excellence levels in the qualification of all its employees and perpetuate the quality philosophy followed by the company. In 2005, 32 thousand training courses were offered. This year this figure might reach 40 thousand, once employees may take several courses over the year.

The undertaking works as a Corporate University and tries to develop human and technical knowledge aimed at the corporation. Last year, TAM’s investment in training in the Academy surpassed R$ 30 million. “The idea of creating a Services Academy was to centralize our courses in a place specially built to ensure the highest training quality standard”, says Roberto Hobeika, People Management officer.

Also in 2005, the Brazilian Department of Civil Aviation (DAC) certified the Academy according to RBHA 142 – Civil Aviation Training Centers (Brazilian Regulation of Aeronautics Ratification). In addition to certifying quality, RBHA 142 enabled TAM to sell training products and services in the civil aviation market to companies in Brazil and abroad. RBHA 142 certifies that TAM trains its employees within the strictest excellence standards and sells training products and services in the same quality level. “TAM has already been inserted in the worldwide quality levels concerning both safety and operational efficiency, explains Ruy Amparo.

Investor Relations Contact:	Press Agency Contact:
Phone: +55 (11) 5582-9715	Phone: +55 (11) 5582-8167
Fax: +55 (11) 5582-8149	Fax: +55 (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (acess Investor Relations)

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for two years and it had a 44.4% market share in last February. TAM operates regular flights to 46 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow it to serve other destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties that may or may not have been estimated. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.